Exhibit 99.1

Sterlite Industries (India) Limited
75 Nehru Road, Vile Parle (East)
Mumbai 400099, INDIA
Tel: +91 (0) 22 6646 1000
Fax: +91 (0) 22 6646 1451
www.sterlite-industries.com
April 25, 2011
Sterlite Industries (India) Limited
Audited Consolidated Results for the
Fourth Quarter and Year ended 31 March 2011
Mumbai: Sterlite Industries (India) Limited (“SIIL” or the “Company”) today announced its audited consolidated results for the fourth quarter (“Q4”) and year ended (“FY 2011”) 31 March 2011.
Highlights
Operational Performance
■	Record Q4 Zinc production up 29% at 194,000 tonnes; and FY 2011 up 23% at 712,000 tonnes

■	Two units of the 2,400 MW IPP at Jharsuguda operational

■	Completed acquisition of Black Mountain Mines in South Africa and Lisheen mine in Ireland
Financial performance
■	Revenues at Rs. 30,248 crore up 23% for FY 2011

■	Attributable PAT at Rs. 5,043 crore up 35% for FY 2011

■	Strong balance sheet with cash and liquid investments of Rs. 22,617 crore
Financial Highlights

			(In Rs. crore, except as stated)
	Quarter ended			Year Ended
Particulars	31 March		Change	31 March		Change
	2011	2010	%	2011	2010	%
Net Sales/Income from operations	10,000	7,147	39.9	30,248	24,501	23.4
Profit before interest, depreciation & taxes	3,784	2,674	41.5	10,522	7981	31.8
Interest	104	2		301	292
Depreciation	352	225		1,030	750
Taxes	566	468		1,811	1,233
Profit After Taxes	2,730	1981	37.8	7,322	5,409	35.4
Minority Interest	725	554		1,995	1,724
Share in Profit/(Loss) of Associate	(80)	(1)		(285)	59
Attributable PAT after exceptional item	1,925	1,425	35.1	5,043	3,744	34.7
Earnings per Share (EPS) (Rs. /share)*	5.73	4.24		15.0	11.7

*	Not Annualised
Dividend :
The Board recommended a dividend of Rs 1.10 per share on increased capital following 1:1 bonus issue for the year 2010-11. The total dividend outgo for the year is Rs. 429.71 crore as against Rs. 367.49 crore during the previous year.

Sterlite Industries (India) Limited Results for the fourth quarter and full year ended 31 March 2011	Page 2 of 7

Zinc India Business

	Quarter ended			Year Ended
Particulars	31 March		Change	31 March		Change
	2011	2010	%	2011	2010	%
Production (in Kt, except for silver)
Mined Metal*	231	193	19.4	840	769	9.2
Refined Metal*(1)	211	170	24.0	775	650	19.0
Silver (in 000’s Kgs) (2)	50	51	(3.1)	179	176	1.5

Financials
Revenue (Rs. Cr)	3,182	2,484	28.1	9,844	7,943	23.9
EBITDA (Rs. Cr)	1,956	1,531	27.7	5,556	4,714	17.9
CoP with Royalty ($/MT)	979	924		990	850
Zinc LME ($/MT)	2,393	2,289		2,185	1,936

*	Zinc and Lead

Production and Financial data pertain to HZL only

(1)	Including captive consumption of 1,340 tonnes in Q4 FY2011 vs. 1,601 tonnes in Q4 FY2010, and 5,898 tonnes in FY2011 vs. 7,308 tonnes in FY2010.

(2)	Including captive consumption of 7,016 Kgs. in Q4 FY2011 vs.8,342 Kgs. in Q4 FY2010, and 30,997 Kgs. in FY2011 vs. 37,831 Kgs. in FY2010.
During Q4 and FY 2011, the Company achieved record mined metal production of 231,000 tonnes and 840,000 tonnes, up 19% and 9% respectively, compared with the corresponding prior periods. The increase in production was primarily on account of higher contribution from Rampura Agucha and Sindesar Khurd mines.
Refined Zinc metal production, during Q4 and FY 2011, was a record 194,000 tonnes and 712,000 tonnes, up 29% and 23% respectively compared with the corresponding prior periods. The increase in production is largely attributable to increased contribution from Dariba Hydro Zinc smelter, which contributed around 46,000 tonnes during Q4 and 165,000 tonnes during FY 2011.
Refined Lead metal production was 13% lower at 18,000 tonnes in Q4 and 12% lower at 63,000 tonnes in FY 2011, compared with the corresponding prior periods.
Refined Silver production of 50,000 kilograms in Q4 was largely in line with the corresponding prior quarter. Silver production for FY 2011 was higher at 179,000 kilograms.
During Q4, the company sold 30,000 dry metric tonnes of surplus Zinc concentrate and 18,000 dry metric tonnes of surplus Lead concentrate with high silver content, taking the full year concentrate sales to 66,000 dry metric tonnes for Zinc concentrate and 39,000 dry metric tonnes for Lead concentrate.
EBITDA for Q4 and FY 2011 was Rs. 1,956 crore and Rs. 5,556 crore respectively, compared with Rs. 1,531 crore and Rs. 4,714 crore in the corresponding prior periods.
Cost of production for Zinc, without royalty, during the quarter increased by 5% to Rs. 35,500 per MT ($784), compared with the corresponding prior quarter. The unit cost for FY 2011 was higher by 11% at Rs. 36,800 per MT ($808), compared with the previous year. The increase in costs was on account of significant increase in the commodity prices, impact of increase in Gratuity ceiling and higher stripping costs at Rampura Agucha.
During Q4, the average Zinc and Lead LME price per tonne increased to $2,393 and $2,605, compared with $2,288 and $2,219 respectively, in the corresponding prior period. For FY 2011, the average Zinc

Sterlite Industries (India) Limited Results for the fourth quarter and full year ended 31 March 2011	Page 3 of 7

and Lead LME price per tonne increased to $2,185 and $2,244, compared with $1,936 and $1,990 respectively, in the corresponding prior period.
During Q4 FY 2011, the average Silver CSP (Cash Settlement Price) per LBMA (London Bullion Market Association) increased to $31.9/oz from $16.9/oz in the corresponding prior quarter. For FY 2011, the average Silver CSP increased to $23.9/oz from $15.8/oz in the corresponding prior period.
Expansion Projects
The new 1.50 mtpa mill at silver-rich SK Mine is ramping up well and is expected to achieve its rated capacity in FY 2012. With the accelerated capacity ramp up at SK mine, the Company is poised to exit FY 2012 with silver production capacity of 500 tonnes (16 million oz). Commissioning of the 100 ktpa Lead smelter at Dariba is expected to be completed in Q1 FY2012, post which, the total zinc-lead metal production capacity will increase to 1,064 ktpa.
During the year, the company announced 150 MW expansions in wind power generation capacity. During Q4, the company commissioned 48 MW of the 150 MW wind power plant. The remaining 102 MW is expected to be commissioned in FY 2012. Post the expansion, the Company’s wind power generation capacity will increase to 273 MW.
With the commissioning of 160 MW (80X2) captive power generation capacity at Dariba during the year, the total thermal power generation capacity has increased to 474 MW.
Zinc International Business

		From date of
	Quarter ended 31	acquisition till 31
Particulars	March	March	Calendar Year
	2011	2011	2010
Production (Kt)
Mined Metal Content (MIC)	44	44	282
Refined Metal content	36	50	152
Total	80	94	434

Financials
Revenue (Rs. Cr)	842	995	4044
EBITDA (Rs. Cr)	439	501	1590
Net CoP — ($ per MT)	1200	1181	1226

FY 2011 data in the table are from date the date of acquisition of these mines and previous calendar year numbers are given for reference purpose only.
The acquisition of Skorpion Zinc, Namibia was completed in early December 2010. In February 2011 the acquisition of Black Mountain Mines and Lisheen Mines were completed. During Q4, from the date of acquisition, the international zinc assets produced 44,000 tonnes of mined zinc and 36,000 tonnes of refined Zinc and generated an EBITDA of Rs. 439 crore.

Sterlite Industries (India) Limited Results for the fourth quarter and full year ended 31 March 2011	Page 4 of 7

Copper Business

	Quarter ended			Year Ended
Particulars	31 March		Change	31 March		Change
	2011	2010	%	2011	2010	%
Production (Kt)
Mined Metal Content	5	7		23	24
Cathodes	80	80	0.0	304	334	(9.0)

Financials
Revenue (Rs. Cr)	4,915	3,653	34.55	15,655	13,063	19.84
EBITDA (Rs. Cr)	350	240	46.03	1,043	744	40.06
Net CoP — cathode (¢/ lb)	0.99	9.47		4.04	10.46
Tc/Rc (¢ / lb)	11.27	12.94		11.90	13.54
LME ($/MT)	9,644	7,246		8,138	6,112
Copper cathode production at the Tuticorin smelter was 80,169 tonnes in Q4, in line with the corresponding prior quarter. Annual copper cathode production was 303,991 tonnes, 9% lower due to the planned bi-annual shutdown in June-July for 22 days and a temporary shutdown following the High Court order in end September. The company’s petition challenging the High Court order is being heard by the Supreme Court, and the unit is currently operational at its full capacity.
Mined metal production at our Australian mines was 5,000 tonnes and 23,000 tonnes during Q4 2011 and FY 2010-11, respectively.
EBITDA for Q4 and FY 11 was Rs. 350 crore and Rs. 1,043 crore respectively, compared with Rs. 240 crore and Rs. 744 crore in the corresponding prior periods.
In Q4 and FY 2011, net cost of production was 0.99 c/lb and 4.04 c/lb compared with 9.47 c/lb and 10.46 c/lb, respectively in the corresponding prior periods. The decrease in net cost of production during Q4 is primarily on account of increase in sulphuric acid prices, which increased to Rs. 3,557 tonne, compared with Rs. 2,078 tonne in corresponding prior period.
Aluminium Business (BALCO)

	Quarter ended			Year Ended
Particulars	31 March		Change	31 March		Change
	2011	2010	%	2011	2010	%
Production (Kt)
Aluminium	62	68	(8.5)	255	268	(4.9)

Financials
Revenue (Rs. Cr)	838	846	(0.9)	3,024	2,837	6.6
EBITDA (Rs. Cr)	230	237	(3.0)	616	599	2.9
CoP ($/MT)	1,781	1,667		1,784	1,534
LME ($/MT)	2,503	2,163		2,257	1,868
Aluminium production was 62,000 tonnes and 255,000 tonnes during Q4 and the full year, 8.5% lower and 4.9% lower, respectively, as compared with the corresponding prior periods.
EBITDA for Q4 and the FY2011 were Rs. 230 crore and Rs. 616 crore respectively, compared with Rs. 237 crore and Rs. 599 crore in the corresponding prior periods.

Sterlite Industries (India) Limited Results for the fourth quarter and full year ended 31 March 2011	Page 5 of 7

During Q4 and the FY 2011 period, average aluminium LME increased to $2,503 per tonne and $2,257, compared with $2,163 per tonne and $1,868 per tonne in the corresponding prior periods.
During Q4, Aluminium Cost of production was Rs. 80,570 per tonne ($1,781 per tonne), compared with Rs.  76,988 per tonne ($1,667 per tonne) in the corresponding previous quarter. The positive impact of higher LME prices was partly offset by increased cost of coal and carbon costs.
Expansion Project
Construction at the 1,200 MW CPP at BALCO is progressing well and the first unit is expected to be synchronized in Q1 FY 2011-12.
Investment in Associate — Vedanta Aluminium Limited

	Quarter ended			Year Ended
Particulars	31 March		Change	31 March		Change
	2011	2010	%	2011	2010	%
Alumina (Mt)	184	203	(9.4)	706	762	(7.3)
Aluminium (Mt)	108	91	19.6	385	264	45.8
Financials
Revenue (Rs. Cr)	1,244	935	64.2)	4,621	1485	211.2
EBITDA (Rs. Cr)	248	251	(1.2)	715	366	95.3
Alumina COP ($/MT)	319	326		326	316
Aluminium COP ($/MT)	2089	1680		2008	1702
PAT (Rs./ Cr)	(270)	(4)		(966)	199
SIIL Share (Rs./Cr)	(80)	(1)		(285)	59
Calcined Alumina production for the quarter was 184,296 MT which is lower by 19,088 compared by corresponding period due to low availability of Bauxite. Saleable Aluminium production during the quarter was 108,404 MT which is higher by 17,796 MT as compared to previous year due to higher number of operating pots.
The cost of production of hot metal production during the quarter was higher compared to the previous quarter higher by $409 /MT mainly on account of increase in cost of power and Alumina.
Losses in VAL for FY 2011 is higher at Rs. 966 crore as compared to the previous year due to higher interest cost (including one time mark to market gain in the previous year) and depreciation, which could not be absorbed fully on account of initial production ramp up.
Status of Investment in Associate Company as on 31st March 2011

Investment In VAL (Rs. In Crore)	Sterlite	Vedanta	External	Total
Equity	576	1,378	NA	1,954
Quasi Equity / Debt	8,040	5,041	13,505	26,586
Total funding	8,616	6,419	13,505	28,540

Sterlite Industries (India) Limited Results for the fourth quarter and full year ended 31 March 2011	Page 6 of 7

Energy Business

	Quarter ended			Year Ended
Particulars	31 March		Change	31 March		Change
	2011	2010	%	2011	2010	%
Merchant sales (Mn units)
SEL	210	—	100	210	—	100
Non SEL*	477	405	17.8	1825	1,416	28.8
Financials
Revenue (Rs. Cr)	223	164	35.9	728	657	10.8
EBITDA (Rs. Cr)	84	113	25.1	335	418	(20.0)
CoP (Rs./ unit)	1.79	1.54	16.5	1.77	1.48	20.0
Net Realisation (Rs./unit)	3.02	3.63	(15.1)	3.38	4.16	(18.6)

*	Non SEL includes sales from Balco 270 MW and WPP
Power sales were 687 million units and 2,035 million units during Q4 and the full year, as compared with 405 million units and 1,416 million units during the corresponding prior periods, respectively. The operation of one unit of 600 MW IPP contributed to the increase.
Average Power sales realisation during the quarter dropped due to lower demand by utility companies and (an industry-wide) addition in new power generating capacity.
EBITDA for the same period was Rs. 84 crore and Rs. 335 crore respectively, compared with Rs. 113 crore and Rs. 418 crore in the corresponding prior periods.
Expansion Projects
The remaining two units of the Jharsuguda 2,400 MW IPP are expected to be synchronized in Q2 and Q3 of FY 2011-12, respectively. The first 600 MW unit of the Jharsuguda 2,400 MW IPP was capitalised on 1 March 2011. Transmission lines are being set up to enhance existing evacuation facilities of 1,050 MW. The additional transmission capacity is expected to be completed by Q3 FY2011-12.
Work at the 2,640 MW power project at Talwandi Sabo is progressing as scheduled. Six shipments of material have been received, and erection of the first boiler structure is in progress.
48 MW of the 150 MW expansions in wind power generation capacity announced in January 2011 was commissioned during the quarter, and the remaining 102 MW is expected to be commissioned in FY2011-12. Post the expansion, the Company’s wind power generation capacity will increase to 273 MW.
Depreciation
Depreciation cost for the year is higher at Rs. 1,030 crore as compared to Rs. 750 crore during the previous year due to capitalisation at Dariba comples of Zinc — India operations and on acquisition Zinc international assets.
Minority Interest
Minority Interest during the quarter was 28.1% as compared to 28.0% in the corresponding prior quarter.

Sterlite Industries (India) Limited Results for the fourth quarter and full year ended 31 March 2011	Page 7 of 7

Cash, Cash Equivalents and liquid investments
Company follows a conservative Investment Policy and invests in high quality Debt instruments in the form of mutual funds and fixed deposit with banks. As at 31 March 2011, the Company had cash and cash equivalents of Rs. 22,617 crore, out of which Rs. 12,705 crore was invested in debt mutual funds and Rs. 9,912 crore was in fixed deposits and the balance with Banks.
For further information, please contact:

Ashwin Bajaj Senior Vice President — Investor Relations	sterlite.ir@vedanta.co.in Tel: +91 22 6646 1531

Sheetal Khanduja AGM — Investor Relations	sterlite.ir@vedanta.co.in Tel: +91 22 6646 1531
About Sterlite Industries
Sterlite Industries (India) Limited is India’s largest diversified metals and mining company. The company produces aluminium, copper, zinc, lead, silver, and commercial energy and has operations in India, Australia and Namibia. The company has a strong organic growth pipeline of projects. The company is setting up 5,040 MW independent thermal power plants through its subsidiary Sterlite Energy Limited. Sterlite Industries is listed on the Bombay Stock Exchange and National Stock Exchange in India and the New York Stock Exchange in the United States. For more information, please visit www.sterlite-industries.com.
Disclaimer
This press release contains “forward-looking statements” — that is, statements related to future, not past, events. In this context, forward-looking statements often address our expected future business and financial performance, and often contain words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “should” or “will.” Forward-looking statements by their nature address matters that are, to different degrees, uncertain. For us, uncertainties arise from the behaviour of financial and metals markets including the London Metal Exchange, fluctuations in interest and or exchange rates and metal prices; from future integration of acquired businesses; and from numerous other matters of national, regional and global scale, including those of a political, economic, business, competitive or regulatory nature. These uncertainties may cause our actual future results to be materially different that those expressed in our forward-looking statements. We do not undertake to update our forward-looking statements.